UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

 ......................................................x
LODGIAN, INC.,                                        :
                                                      :
                         Plaintiff,                   :
                                                      :
                    v.                                :  Civil Action File
                                                      :  No. 00 Civ. 6118
CASUARINA CAYMAN HOLDINGS LTD., EDGECLIFF             :
HOLDINGS, L.L.C., EDGECLIFF MANAGEMENT,               :
L.L.C., 1994 WILLIAM J. YUNG FAMILY TRUST,            :
WILLIAM J. YUNG J, JOSEPH YUNG and THE 1998           :
WILLIAM J. YUNG AND MARTHA A. YUNG FAMILY             :
TRUST,                                                :
                                                      :
                         Defendants.                  :
 ......................................................x


                            DEFENDANTS' MEMORANDUM OF
                       LAW IN SUPPORT OF MOTION TO DISMISS
                       -----------------------------------

                  Defendants Casuarina Cayman Holdings Ltd., Edgecliff Holdings LLC, Edgecliff Management, LLC, 1994 William J. Yung Family Trust, William J. Yung, Joseph Yung and The 1998 William J. Yung and Martha A. Yung Family Trust (collectively, the "Edgecliff Defendants") respectfully submit this Memorandum of Law in support of their motion to dismiss the complaint pursuant to Rule 12(b)(6) of the Fed. R. Civ. P.

                              PRELIMINARY STATEMENT
                              ---------------------

                  This action is part of a larger dispute over who will ultimately control Lodgian, a public company that owns and operates hotels throughout the United States and Canada. By bringing this litigation, Lodgian hopes to "short circuit" a proxy contest that is presently set to be decided by a shareholder vote on October 12, 2000. The proxy contest will determine whether the Edgecliff Defendants will obtain representation on the Lodgian board of directors, or whether Lodgian's existing management will remain in control notwithstanding the company's dismal financial performance, depressed stock price and belated SEC filings.

                  The claim that Lodgian brings is styled as an action for securities fraud brought under Section 13(d) of the Securities and Exchange Act of 1934. The gist of the claim is that the Edgecliff Defendants--notwithstanding their filing of a Schedule 13D and FOURTEEN separate amendments between October 1999 and August 2000--have concealed from the investing public their secret plans to acquire control of Lodgian or otherwise "to reap a substantial profit on their Lodgian investment." (Complaint, P. 1.)

                  Nothing could be further from the truth. In fact, Lodgian's complaint amounts to an effort to turn white into black, and to turn patent disclosure into concealment and fraud. We show below that the Edgecliff Defendants' 13D filings provide more than ample disclosure to the investing public, and that a plain reading of the filings warrants the dismissal of the complaint. Further, there are decided cases in this District and this Circuit that are precisely on point, and that make it clear that Lodgian's claims are inadequate as a matter of law given the substance of the 13D filings that defendants have made. SEE RODMAN v. GRANT FOUNDATION, 608 F.2d 64, 71 (2d Cir.
1979); CHOCK FULL O'NUTS CORP. v. FINKELSTEIN, 548 F. Supp. 212, 218 (S.D.N.Y.
1982); and LOU v. BELZBERG, 728 F. Supp. 1010, 1020-21 (S.D.N.Y. 1990). Finally,
and even apart from the prior disclosures of their intentions, the Edgecliff Defendants amended their Schedule 13D on August 22, 2000, disclosing the allegations contained in Lodgian's complaint. Under settled law, this filing is alone sufficient to defeat Lodgian's complaint for injunctive relief. SEE SEA CONTAINERS LTD. v. STEAN AB, 890 F.2d 1205, 1208 (D.C. Cir. 1989); AVNET, INC.
v. SCOPE INDUS., 499 F. Supp. 1121 (S.D.N.Y. 1980).

                  Although this is a motion to dismiss the complaint, rather than a motion for summary judgment, the court is entitled to evaluate the sufficiency of the plaintiff's allegations in light of the language of the documents to which those allegations relate.1/ SEE CORTEC INDUS. INC. v. SUM HOLDING L.P., 949 F.2d 42, 48 (2d Cir. 1991). Accordingly, we have filed with this Memorandum of Law an affidavit attaching all of the Edgecliff Defendants' 13D filings. Because those filings are dispositive, and alone warrant dismissal of the Complaint, we set them out in some detail in the discussion that follows.

                               STATEMENT OF FACTS
                               ------------------

I.       THE PARTIES
         -----------

                  Plaintiff Lodgian is a Delaware corporation engaged in the management and operation of hotels, with its principal place of business in Atlanta, Georgia. Over the past year, Lodgian's shares have lost almost 60% of their value, dropping from a trading high of approximately $7.13 in May of 1999 to a closing low of $2.56 on August 28, 2000. Lodgian failed to complete its annual audit on a timely basis and delayed for four months the filing of its annual report on Form 10-K with the Securities and Exchange Commission. Only

------------------------
1/ Solely for purposes of this motion to dismiss, defendants accept as true the well- pleaded allegations in the Complaint. As discussed below, however, defendants need not accept as true patently incorrect descriptions of documents that are SUB JUDICE and that speak for themselves. SEE BRYANT v. AVADO BRANDS, INC., 187 F.3d 1271, 1281 n.16 (11th Cir. 1999); CORTEC INDUS., INC. v. SUM HOLDING L.P., 949 F.2d 42, 48 (2d Cir. 1991).

within the past few weeks has Lodgian's true financial condition become clear, when Lodgian disclosed that it has been forced to agree to an amendment to a credit facility that essentially requires Lodgian continue to liquidate assets in order to meet an accelerated debt repayment schedule.

                  Defendant William J. Yung is one of the nation's premiere hotel builders, owners and operators. (Cplt.P. 12.) Mr. Yung is the Chief Executive Officer of Columbia Sussex Corporation, one of the largest hotel owners and operators in the U.S. (ID.) Columbia Sussex is not a party to this action. Defendant Casuarina is a Cayman Islands, British West Indies Corporation, with its principal place of business at P.O. Box 472GT, 1 Regis Place, Cayman Islands, British West Indies. (Cplt.P. 14.) Casuarina owns the issued and outstanding capital stock of Galleon Beach Resort, Ltd., the owner and operator of a resort in Grand Cayman. (Cplt.P. 14.) Casuarina is the beneficial owner of 1,593,700 shares of Lodgian common stock. Casuarina's shareholders are Mr. Yung and the 1994 Trust. Defendants Edgecliff Holdings, LLC and Edgecliff Management, LLC are Kentucky limited liability companies and have their principal places of business in Fort Mitchell, Kentucky. (Cplt.P. 15.) Edgecliff Holdings, LLC is the record owner of 2,598,100 shares of Lodgian common stock. The 1994 and 1998 Trusts are organized under the laws of Ohio with their principal offices in Fort Mitchell, Kentucky. (Cplt.P. 16.) Defendant Joseph Yung, Mr. Yung's son, is an employee of Columbia Sussex and serves as investment advisor to the 1994 and 1998 Trusts. (Cplt.P. 13.)

II.      THE UNDISPUTED MATERIAL FACTS
         -----------------------------

                  The material facts are clear and not in dispute. On October 19, 1999, the Edgecliff Defendants filed a Schedule 13D regarding its purchases of Lodgian common stock. The Schedule 13D disclosed that the Edgecliff Defendants acquired their stock, reserving the right to pursue one or more alternative courses with respect to that investment, including: (1) acquiring control of Lodgian; (2) engaging in a proxy solicitation contest with management; (3) seeking representation on the plaintiffs' board of directors, either by agreement or by contested election; (4) attempting to exert influence over plaintiff's management; (5) participating in a sale of Lodgian assets; and
(6) disposing of all or any of its shares by sale if it deems such a decision in their best interest under favorable market conditions. Thereafter, the Edgecliff Defendants continuously updated their Schedule 13D by filing amendments no fewer than fourteen times. As of the initial filing of the Schedule 13D, the markets have been aware of the Edgecliff Defendants' intentions with respect to possible courses of action. The markets have closely followed the Edgecliff Defendants' attempts to acquire control of Lodgian by pursuing a consensual transaction with Lodgian's management. The markets also have followed the Edgecliff Defendants' efforts to nominate and elect up to three directors to Lodgian's Board of Directors who are expected, subject to their fiduciary duties, to put Lodgian up for sale. There is nothing more to disclose.

         A.       DEFENDANTS' SCHEDULE 13D:  OCTOBER 19, 1999
                  -------------------------------------------

                  Casuarina and William J. Yung filed a Schedule 13D with the SEC on October 19, 1999. (Cplt.P. 21.) The Schedule 13D disclosed that Casuarina and Mr. Yung had accumulated 2,598,100 shares of Lodgian common stock, representing 9.3125% of Lodgian's issued and outstanding common shares. (Ex. B, at 5.) Casuarina and Mr. Yung disclosed the purpose of their investment as required by Item 4 of Schedule 13D, and reserved their rights with respect to possible future actions they might consider to maximize the value of their investment, including the sale of "some or all of their shares," acquiring control of Lodgian, participating in a sale of Lodgian assets, or otherwise seek to influence Lodgian's management, to protect or enhance the value of their investment:

                  The persons filing this Schedule have acquired the Shares for investment purposes. Subject to market and business conditions and other factors, the persons filing this schedule may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

                  Mr. Yung may seek representation on the Board of Directors of the Issuer. While Mr. Yung has no specific plans or proposals relating to obtaining representation on the Board of Directors of the Issuer, such representation may involve a plan or proposal to change the number or term of directors or to fill an existing vacancy on the Board and may involve solicitation of proxies to obtain such representation.

                  In addition to the foregoing, while there are no specific plans or proposals at this time, nothing would preclude one or more of the persons filing this Schedule from undertaking any of the following actions: the disposition of securities of the Issuer; an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; a sale or transfer of material amount of the assets of Issuer or any of its subsidiaries; material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or by-laws or other actions that might impede the acquisition or control of Issuer by any other person; causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of the Issuer to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.

(Ex. B, at 7.)

         B.       SCHEDULE 13D AMENDMENT NO. 1: NOVEMBER 9, 1999
                  ----------------------------------------------

                  On November 9, 1999, defendants filed Amendment No. 1 to their
Schedule 13D. (Ex. C.) The Edgecliff Defendants had retained a financial advisor to aid them in evaluating their investment and determining what course of action was in their best interests -- including possibly acquiring control of Lodgian. (Ex. C, Ex. 1.) Item 4 therefore was updated to read as follows:

                  Casuarina and its affiliates have retained a financial advisor, Greenhill & Co., LLC
                  ("Greenhill"), to assist them in evaluating their strategic alternatives in respect of their investment in Lodgian, Inc.

                  The pursuit of available strategic alternatives may result in (a) the acquisition by any person of additional securities of Lodgian, Inc., including by way of tender offer, or the disposition of securities of Lodgian, Inc.; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Lodgian, Inc. or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Lodgian, Inc. or any of its subsidiaries; (d) a change in the present board of directors or management of Lodgian, Inc. (which may include proxy solicitations by the Trust and William J. Yung), including any plans or proposals to change the number or term of directors or to fill any vacancies on the board . . .

                  William J. Yung may seek representation on the Board of Directors of Lodgian, Inc. While William J. Yung has no specific plans or proposals relating to obtain representation on the Board of Directors of Lodgian, Inc., such representation may involve a plan or proposal to change the number or term of directors or to fill an existing vacancy on the Board and may involve solicitation of proxies to obtain such representation.

                  Although the Trust and William J. Yung are actively exploring their options with respect to each of the foregoing, there can be no assurance that the Trust and William J. Yung will actually seek to implement any of the foregoing.

(Ex. C, at 8-9.)

                  Amendment No. 1 put markets on notice that the Edgecliff Defendants were consulting with a financial advisor with respect to their substantial holdings in Lodgian, and therefore that the Edgecliff Defendants had begun actively to decide on a course to pursue with respect to their investment, including a potential acquisition of Lodgian.

         C.       SCHEDULE 13D AMENDMENT NO.2: NOVEMBER 16, 2000
                  ----------------------------------------------

                  On November 16, 1999, defendants filed Amendment No. 2 to their Schedule 13D. On that date, Edgecliff Defendants proposed to Lodgian's management that the Edgecliff Defendants acquire Lodgian for $6.50 per share, and requested access to customary due diligence materials. The Edgecliff Defendants therefore once again updated Item 4:

                  Casuarina Cayman Holdings Ltd. ("Casuarina") and its affiliates have by a letter dated November 16, 1999 informed Lodgian, Inc. of their intention to offer to acquire Lodgian, Inc. In addition, Casuarina and its affiliates have requested certain due diligence information from Lodgian, Inc.

(Ex. D, at 5.) Pursuant to that letter, attached as an exhibit to Amendment No. 2, defendants expressed their willingness to pay $6.50 per share of Lodgian common stock, representing nearly a 50% premium to then-prevailing trading prices reported on the New York Stock Exchange. (Ex. D, Ex. 2.) Thus, the Edgecliff Defendants alerted the markets that they were pursuing a consensual transaction with Lodgian in earnest by making a specific proposal at a substantial premium to Lodgian's stockholders.

         D.       SCHEDULE 13D AMENDMENT NO. 3: NOVEMBER 22, 1999
                  -----------------------------------------------

                  On November 22, 1999, defendants filed Amendment No. 3 to their Schedule 13D. Lodgian's management had rejected the Edgecliff Defendants' proposal, and the

Edgecliff Defendants responded to that rejection in writing. Once again, the Edgecliff Defendants updated Item 4:

                  By letter dated November 19, 1999, Lodgian, Inc. rejected the proposal by Casuarina and its affiliates to acquire Lodgian, Inc. This letter is filed attached hereto as Exhibit 3.

                  Casuarina responded to Lodgian, Inc.'s November 19, 1999 letter by delivering an additional letter to Lodgian, Inc. on November 22, 1999. This letter is filed attached hereto as Exhibit 4.

(Ex. E, at 7.) The Edgecliff Defendants noted in their November 19 letter that Lodgian's summary rejection of their proposal demonstrated that the "Lodgian Board is not interested in maximizing value for its shareholders and, therefore, is disregarding its fiduciary duties to act in the best interests of the owners of Lodgian." (Ex. E, Ex. 4, at 1.) The Edgecliff Defendants affirmed that they "remain interested in acquiring Lodgian and will consider all available alternatives for achieving that objective for the benefit of all [Lodgian] shareholders." (ID. at 2.) The market obviously was on notice that some confrontation, including a potential proxy fight, was in the offing.

         E.       SCHEDULE 13D AMENDMENT NO. 4: DECEMBER 29, 1999
                  -----------------------------------------------

                  On December 29, 1999, the Edgecliff Defendants filed Amendment No. 4 to their Schedule 13D. The Edgecliff Defendants had increased their stake in Lodgian to 10.54862% of Lodgian's issued and outstanding common shares. The Edgecliff Defendants disclosed these purchases, and indicated in Item 4 that their purposes remained "unchanged."
(Ex. F, at 11.)

         F.       SCHEDULE 13D AMENDMENT NO. 5: JANUARY 18, 2000
                  ----------------------------------------------

                  On January 18, 2000, defendants filed Amendment No. 5 to their
Schedule 13D. Lodgian had announced an unexpectedly large loss for the fourth quarter of 1999 and predicted that earnings would be substantially below market expectations. As a result, the Edgecliff Defendants reconsidered their valuation of Lodgian at $6.50 per share, and withdrew their prior offer. The Edgecliff Defendants further disclosed that

                  Casuarina has been attempting to obtain from Lodgian, Inc. certain due diligence materials, but to date Lodgian, Inc. has refused to supply such materials. On January 18, 2000, Casuarina delivered a letter to Lodgian, Inc. This letter is attached hereto as Exhibit 7 and is incorporated herein by reference.

(Ex. G, at 10.) As pointed out in that January 18 letter, Lodgian had surprised financial markets by reporting a much larger than expected loss for the 4th quarter of 1999 and disclosing that Lodgian's 1999 earnings would be 24-28% below consensus analysts' estimates. (Ex. G, Ex. 7.) Defendants noted that the poor operating results required a review of defendants' valuation of Lodgian, and therefore they withdrew their offer of $6.50 per share. Defendants also asked Lodgian to "reconsider" its "refusal to grant us access to the information we have requested." (ID.)

         G.       SCHEDULE 13D AMENDMENT NO. 6: APRIL 7, 2000
                  -------------------------------------------

                  On April 7, 2000, defendants filed Amendment No. 6 to their
Schedule 13D. (Ex. H.) Lodgian had disclosed that its directors voted to reduce of the size of the Board and limit the number of directors who would stand for election at the 2000 Annual Meeting from three to two. The Edgecliff Defendants filed a lawsuit in Delaware Chancery Court to challenge these actions against Lodgian and certain of its directors. The Edgecliff

Defendants updated Item 4 to disclose the Delaware lawsuit. (Ex. H, at 9-10; Ex.
10). The markets were now fully aware that the Edgecliff Defendants intended to conduct a proxy contest.2/

         H.       SCHEDULE 13D AMENDMENT NO. 7: APRIL 18, 2000
                  --------------------------------------------

                  On April 18, 2000, defendants filed Amendment No. 7 to their
Schedule 13D. (Ex. H.) The Edgecliff Defendants filed their preliminary proxy materials and disclosed their nominees. The markets were now fully apprised that the Edgecliff Defendants were seeking to nominate individuals who are expected, subject to their fiduciary duties, to put Lodgian up for sale. The Edgecliff Defendants updated Item 4 as follows:

                  On April 18, 2000, Edgecliff delivered formal notice to Lodgian in accordance with the requirements of Lodgian's by-laws (the "Notice") of its intention to nominate candidates for election to Lodgian's Board of Directors at Lodgian's 2000 Annual Meeting of Stockholders (the "Annual Meeting") who, subject to their fiduciary duties to Lodgian's stockholders, are expected to strongly advocate a sale of Lodgian to the highest bidder, whether to the [defendants] or to any other party offering an acquisition proposal deemed to be superior. The Notice also sets forth Edgecliff's intent to present a stockholder proposal at the Annual Meeting intended to deter the current members of the Board from amending Lodgian's by-laws in a manner that would create obstacles to the consummation of such an acquisition. . . .

                  Also on April 18, 2000 Edgecliff filed a preliminary proxy statement with the Securities and Exchange Commission (the "Preliminary Proxy Statement") to be used in connection with the solicitation of proxies from Lodgian's stockholders to be

------------------------
2/ Tellingly, Lodgian does not refer to Amendment No. 6 in its Complaint, though that document constitutes part of defendants' Schedule 13D. The Delaware action -- initiated more than five months ago -- is dispositive proof that defendants have long- since disclosed their intention of seeking representation on Lodgian's Board of Directors as part of their strategy of maximizing the value of their Lodgian investment by way of acquisition, asset purchase, disposition, or otherwise.

                  used at the Annual Meeting in support of its candidates for election to Lodgian's Board of Directors and its stockholder proposal described above. . .

                  Also on April 18, 2000, Edgecliff, in accordance with its rights under Delaware law, delivered to Lodgian a letter demanding the right to inspect and to make copies of certain Lodgian records, including a list of the names and addresses of all holders of common stock of Lodgian (the "Stockholder Request Letter").

(Ex. I, at 2.) The proxy fight was now looming. Lodgian's failure to hold an annual meeting put the Edgecliff Defendants' proxy fight on hold.

         I.       SCHEDULE 13D AMENDMENT NO. 8: MAY 4, 2000
                  -----------------------------------------

                  On May 4, 2000, defendants filed Amendment No. 8 to their
Schedule 13D. (Ex. J.) Defendants disclosed that they had submitted Amendment No. 1 to their Preliminary Proxy Statement in response to SEC comments. (Ex. J, at 2.) The financial markets continued to be fully apprised of the Edgecliff Defendants' proxy solicitation efforts.

         J.       SCHEDULE 13D AMENDMENT NO. 9: MAY 30, 2000
                  ------------------------------------------

                  On May 30, 2000, defendants filed Amendment No. 9 to their
Schedule 13D. (Ex. K.) The Edgecliff Defendants disclosed additional purchases of Lodgian common shares, increasing their stake in Lodgian to 14.9%. (Ex. K, at 10.)

         K.       SCHEDULE 13D AMENDMENT NO. 10: JULY 13, 2000
                  --------------------------------------------

                  On July 13, 2000, defendants filed Amendment No. 10 to their
Schedule 13D. (Ex. L.) The Edgecliff Defendants had learned that Lodgian planned to sell ten valuable properties, and communicated that they would have been willing to pay $10 million more for those properties:

                  On July 13, 2000, Casuarina and its affiliates learned of a pending sale by Lodgian, Inc. of a group of 10 hotels for approximately $132,000,000. As a result of this knowledge, Casuarina and its affiliates have, by letter dated July 13, 2000, informed Lodgian, Inc. that they believe the purchase price is substantially below replacement cost, current market value and the price Casuarina would have paid for the assets. Casuarina went on to state its belief that the Lodgian Board of Directors is acting in a self interested manner that is not in the best interests of all shareholders.

(Ex. L, at 9.) The markets were now fully apprised that the Edgecliff Defendants would consider purchasing Lodgian properties.

         L.       SCHEDULE 13D AMENDMENT NO. 11: JULY 19, 2000
                  --------------------------------------------

                  On July 19, 2000, defendants filed Amendment No. 11 to their
Schedule 13D with the Commission. (Ex. M.) Lodgian replied to the Edgecliff Defendants' letter of July 13, 2000, regarding sales of properties. Lodgian stated that it had previously asked the Edgecliff Defendants whether they were interested in participating in portfolio sales, but the Edgecliff Defendants had rejected that proposal. The Edgecliff Defendants wrote back, expressing their disagreement that they had ever been offered the opportunity to bid on the ten specific properties at issue.

                  Defendants updated Item 4 as follows:

                  By press release dated July 17, 2000, Lodgian, Inc. responded to Casuarina Cayman Holdings ("Casuarina") and its affiliates' letter dated July 13, 2000. This press release is filed attached hereto as Exhibit 17.

                  Casuarina responded to Lodgian, Inc.'s July 17, 2000 press release by delivering an additional letter to Lodgian, Inc. dated July 17, 2000, clarifying certain inaccuracies in

                  Lodgian, Inc.'s July 17, 2000 press release. This letter is filed attached hereto as Exhibit 18.

(Ex. M, at 9.)

                  Lodgian's July 17, 2000 press release asserted that [S]everal weeks ago, Morgan Stanley, at our Board's request, contacted your financial advisors to determine if you would be interested in an acquisition of selected properties in one or more portfolio sales. Your advisors responded that you had no interest in portfolio transactions.

(Ex. M, Ex. 17.) Lodgian did not claim that it ever offered the Edgecliff Defendants the opportunity to purchase the specific ten choice hotels that Lodgian sold at firesale prices to a third party.

                  Instead, Lodgian, through its financial advisor, Morgan Stanley Dean Witter & Co., proposed that defendants "drop" their "pursuit for control of Lodgian, Inc." if Lodgian sold the Edgecliff Defendants a portfolio of assets, using defendants' Lodgian shares, in part, as consideration for those properties. (Ex. M, Ex. 18 & Enclosure.) As these events made clear, the prospect of a purchase of Lodgian assets in return for defendants' Lodgian shares (and cash) was transparent to the market, and had been specifically raised BY LODGIAN.

         M.       SCHEDULE 13D AMENDMENT NO. 12: JULY 20, 2000
                  --------------------------------------------

                  On July 20, 2000, defendants filed Amendment No. 12 to their
Schedule 13D. (Ex. N. ) Lodgian was required under Delaware law to hold its annual meeting within 13 months of the last annual meeting. After the filing of a lawsuit by defendants against Lodgian, Lodgian scheduled its 2000 Annual Meeting for October 12, 2000 -- 15 months after its last annual meeting. The markets again were made fully aware that the Edgecliff

Defendants were seeking actively to exploit their Lodgian holdings in a proxy contest, and that they wished to replace up to half of Lodgian's sitting board of directors and, if appropriate, put Lodgian up for sale.

         N.       LODGIAN'S DELAYED ANNUAL REPORT
                  -------------------------------

                  Lodgian's annual report on Form 10-K was required to be filed with the Commission on March 31, 2000. (Ex. O.) Due to numerous undisclosed and serious accounting problems, Lodgian failed to file its annual report until four months later. Finally, on July 31, 2000, after leaving Lodgian shareholders in the dark about the financial condition of their company, Lodgian revealed that a significant number of accounting reconciliations involving cash, accounts receivable and payable, fixed assets and payroll had not been completed during 1999, and that its internal controls did not provide an adequate basis for its independent auditors to complete reviews of its quarterly financial data for the quarters during 1999. To rectify this situation, Lodgian resorted to hiring outside consulting accountants, who will need to provide Lodgian with accounting support until Lodgian is able to comply with the record keeping and internal control requirements imposed under applicable SEC regulations.

                  On the date that Lodgian filed its annual report, Lodgian disclosed that it paid a $1.4 million fee to amend its credit facility. The amendment resulted in an increase in the interest rate paid on its debt, and requires additional payments of $25 million at the end of each six-month period over the next two years to reduce Lodgian's indebtedness. Lodgian's maximum borrowings ability under the credit facility was reduced by $25 million.

Distressingly, according to Lodgian's annual report, Lodgian plans to raise the money necessary to make the additional debt payments by selling off additional properties.

         O.       THE AUGUST 1, 2000 TELEPHONE CONVERSATION
                  -----------------------------------------

                  In light of Lodgian's July 31 disclosures, and especially the company's plan to continue to sell additional assets to pay down debt, Mr. Yung called Robert S. Cole, Lodgian's President, on August 1, 2000, to express his interest in having the opportunity to participate in any such sales, for which the Edgecliff Defendants might pay in Lodgian stock and cash. The Complaint alleges that Mr. Yung offered to acquire a group of hotels from Lodgian, and claims further that Yung proposed as part of the transaction that Lodgian purchase the defendants' stock for approximately $20 million, purportedly representing a "substantial greenmail premium." (Cplt. P. P. 6, 43.)3/ Missing from the complaint, however, is any allegation that Mr. Yung made a firm offer for or even discussed a purchase price. No agreement was reached, either in principle or in definitive form. And of course, no discussions about the timing, terms or conditions of such a transaction were stated. The discussion went nowhere, and the Complaint does not allege otherwise.

         P.       SCHEDULE 13D AMENDMENT NO. 13: AUGUST 22, 2000
                  ----------------------------------------------

                  On August 22, 2000, the Edgecliff Defendants filed Amendment No. 13 to their Schedule 13D, disclosing the Complaint in this action (attached as an exhibit). (Ex. P.)

------------------------
3/ In fact, Mr. Yung said only that his cost in acquiring Lodgian stock had been approximately $20 million and indicated that the value to be attributed to the stock in any asset purchase transaction would be the subject of negotiation. As the text makes clear, however, the Complaint's allegations about the call -- even accepting their inaccuracy -- do not state a legal claim.

Thus, the Edgecliff Defendants have disclosed even Lodgian's spurious allegations to the investing public.4/

III.     PLAINTIFF'S CLAIMS
         ------------------

                  The Complaint alleges that Edgecliff Defendants are "embarked on a scheme -- which still has not been accurately disclosed -- designed solely to maximize their immediate financial gain at the expense of maximizing greater long-term value for Lodgian's shareholders," and that the Edgecliff Defendants are attempting to do so by seeking to "obtain representation on or control over Lodgian's Board of Directors, to force a sale of the Company either to Yung or the companies he controls at below market prices or to a third party, or, in the alternative, to have Lodgian repurchase Defendants' stock at a substantial premium over its market price." (Cplt. P. 5.) Lodgian asserts claims for violations of Section 13(d) of the Securities Exchange Act of 1934 and seeks, among other things, judgment ordering (1) the Edgecliff Defendants to "disclose all material facts in connection with their efforts to acquire shares of Lodgian, control of Lodgian, or votes or proxies with respect to Lodgian shares," and (2) the Edgecliff Defendants to "divest themselves of any and all shares of Lodgian stock that they unlawfully acquired."

------------------------
4/ The Edgecliff Defendants filed yet another amendment on August 31, 2000 to disclose that they had commenced their proxy solicitation. (Ex. Q).

                                    ARGUMENT
                                    --------

                                       I.

                      THE COMPLAINT FAILS TO STATE A CLAIM
               FOR VIOLATION OF SECTION 13(D) OF THE EXCHANGE ACT.
               ---------------------------------------------------

         A.       THE MOTION TO DISMISS STANDARD
                  ------------------------------

                  The Court must accept all well-pleaded factual allegations as true on a motion to dismiss. SEE HAWTHORNE v. MAC ADJUSTMENT, INC., 140 F.3d 1367, 1370 (11th Cir. 1998). "As a general rule," however, "conclusory allegations and unwarranted deductions of fact are not admitted as true in a motion to dismiss." SOUTH FLORIDA WATER MGMT. DIST. v. MONTALVO, 84 F.3d 402, 409 n.10 (11th Cir. 1996) (citing ASSOCIATED BUILDERS, INC. v. ALABAMA POWER CO., 505 F.2d 97, 100 (5th Cir. 1974)). Additionally, the Court is entitled on a motion to dismiss to look at the documents put in issue by the Complaint, and to decide whether a plain reading of them supports the plaintiff's allegations. SEE CORTEC INDUS., INC. v. SUM HOLDING L.P., 949 F.2d at 48. Here, a plan reading of the defendants' 13D disclosures shows that plaintiff's claims are utterly bereft of merit.

         B. THE EDGECLIFF DEFENDANTS' SCHEDULE 13D ADEQUATELY DISCLOSES THE POSSIBILITIES OF THE SALE OF LODGIAN STOCK, AN OFFER TO ACQUIRE LODGIAN, A PROXY SOLICITATION, OR AN ASSET PURCHASE
                  -----------------------------------------------------------

                  Section 13(d) requires a Schedule 13D filer to disclose information that would be material to a reasonable investor. SEE TSC INDUSTRIES, INC. v. NORTHWAY, INC., 426 U.S. 438, 449 (1976). Filers need not, however, disclose the obvious: that they acquired stock to obtain the greatest economic return on their capital. SEE RODMAN v GRANT FOUNDATION, 608 F.2d 64, 71 (2d Cir.
1979); CHOCK FULL O'NUTS CORP. v. FINKELSTEIN, 548 F. Supp. at 218

(Brieant, J.). In testing the adequacy of disclosure, courts "look to the disclosure instruments themselves and the reality of the situation." ID., at 217-18.

                  The Edgecliff Defendants' Schedule 13D, from the outset, alerted markets that the Edgecliff Defendants had acquired a substantial position in Lodgian, and would consider acquiring control of Lodgian by way of a consensual transaction, proxy solicitation, or otherwise -- or, if market conditions were right, would consider selling their Lodgian stock. These disclosures make clear what is obvious: if the Edgecliff Defendants determined that one of these options was in its best economic interests, it would pursue that option. Nonetheless, Lodgian says that the Edgecliff Defendants were required to disclose in their Schedule 13D that they are "greenmailers" because they would like to acquire Lodgian as cheaply as possible, and would consider selling their stock back to Lodgian as part of the consideration for purchasing Lodgian properties. Courts in this Circuit have consistently ruled that where, as here, a Schedule 13D discloses that the filer might seek control of the issuer, conduct a proxy fight, or sell its shares under the right market conditions, allegations that the filer always intended to sell its shares for a profit or pay the lowest price to acquire the issuer or its assets do not survive as a matter of law because the prospect of such actions are obvious to any reasonable investor. LOU v. BELZBERG, 728 F. Supp. at 1020-21; CHOCK FULL O'NUTS CORP., 548 F. Supp. at 218.

                  CHOCK FULL O'NUTS CORP., is directly on point. The plaintiff-issuer in CHOCK FULL O'NUTS alleged that a 13D filer, rather than sincerely considering an attempt to acquire the company, really intended to "EXTORT[] from [Chock Full O'Nuts] a price for those shares that [was] far in excess of their fair market value . . . ." ID. at 214
(emphasis in original).

Judge Brieant found no violation:

                  Pejorative allegations found in the complaint such as "conspiracy" and references to "extortion" or "scheme" add nothing. The purpose of the [13D] disclosure is to protect shareholders and potential investors from making uninformed investment decisions. For the amended complaint here to state a claim, the alleged non-disclosure must constitute information required to be disclosed in a Schedule 13D, and must be material to a reasonable investor. (Citations omitted.) Failure to disclose subjective interests of a sort obvious to the reasonable investor is not a violating of the disclosure requirements of the federal securities laws so long as the relevant underlying facts are disclosed. . .

                  Read fairly, the disclosures in this case clearly advise the plaintiff and the typical investor that the [defendant] acquired its stock and holds it with the intention to pursue one or more alternative actions as follows: (1) to engage in a proxy solicitation contest with management; (2) to seek representation on the plaintiffs' board of directors, either by agreement or by contested election; (3) to attempt to exert influence over plaintiff's management; and (4) to dispose of all or any of its shares by sale if it deems such a decision in its best interest.

                  Although defendants now say they ultimately decided as of September 13, 1982 to wage a proxy solicitation contest, the [defendants] clearly intended at all times, and intend even now, to sell their holdings at any time if a sale should appear beneficial to their interest.

                  This intention was disclosed adequately in the initial Schedule 13D filing on December 1, 1981, and remains in effect throughout the Amendments . . . .
                  [I]t is equally obvious here that an insurgent group setting about to conduct a proxy solicitation contest with a view of ousting the incumbent management and placing itself in control, have the equally apparent economic motive to obtain the highest possible economic benefit for themselves from their investment.

ID. at 218.

                  Judge Brieant went on to emphasize that it is irrational to assume either that an investor would have only one result -- a buyout -- in mind for his investment, OR to assume that any investor would not accept such a result at the right price:

                  The securities laws are written and the securities markets are maintained, according to the concept that there is an "Economic Man," who makes investment decisions based on public information . . .

                  Economic Man is presumed to make investment and management decisions in order to seek the best return on his capital, consistent with safety, and is not believed to act irrationally, or merely out of some desire for ego gratification or in the pursuit of power or some corrupt end. . . .

                  Market conditions, as they change from time to time; the perceived success of any ongoing proxy solicitation effort and many other relevant factors, all of which are or should be obvious to the reasonable investor, will dictate the decisions of Economic Man under any assumed circumstances, situated as these [defendants] are. It is or should be obvious to any reasonable person reading these 13D Statements, that if offered the opportunity to avoid the expense of a proxy solicitation contest and the attendant risk of failure, and at the same time enjoy substantial profits through sale of its shares to the issuer or to existing management, or to some "white knight" chosen to make the purchase, Economic Man, and indeed, any reasonably prudent person will take his profits and move on. In this Court's opinion, these 13D Statements reasonably convey the possibility that such a sale would be made, and this reality of life is so obvious that any reasonable investor reading the Statement would realize that if offered a sufficient price by the existing management of plaintiff, or by anybody, this Insurgent group, and any group, will sell.

ID. at 218-19.5/

------------------------
5/ COMPARE IN RE PHILLIPS PETROLEUM SEC. LITIG., 881 F.2d 1236, 1246-48 (3d Cir. 1989) (13D filer may have acted recklessly when it stated that it would not accept "greenmail" under any circumstances.) It would be equally reckless for a 13D filer to state that the only desired result was "greenmail." As Judge Friendly warned, "It
                                                                  (continued...)

                  The first Schedule 13D filed by the Edgecliff Defendants on October 19, 1999, is substantially similar to the first Schedule 13D filed by the defendant in CHOCK FULL O'NUTS CORP.. As in CHOCK FULL O'NUTS CORP., the Edgecliff Defendants reported that they had acquired stock as an "investment," but reserved their rights to pursue other courses of action, including selling their Lodgian stock, seeking board representation or seeking to acquire Lodgian. And, in fact, after engaging a financial advisor and promptly disclosing the engagement in an amendment to their Schedule 13D, the Edgecliff Defendants made several proposals to acquire Lodgian. When they were rebuffed, they commenced a proxy solicitation that is currently before Lodgian's stockholders. All of these events were promptly disclosed by the Edgecliff Defendants. No more was required.

                  LOU v. BELZBERG, 728 F. Supp. at 1013, likewise is instructive. On March 26, 1986, defendant First City filed a Schedule 13D indicating that it intended to propose an acquisition of the issuer, Ashland Oil. But, as Judge Sweet noted,

                  The Schedule 13D also disclosed that First City was considering a number of available options with respect to its future course of action:

                  . . . Pending a determination by First City as to its future course of conduct with respect to the Issuer, it may increase or decrease or continue to hold or to dispose of its position in the Issuer and may seek to obtain representation on the Issuer's board of directors.

                  Ashland responded by securing passage of "anti-takeover" provisions and indicating that it would take defensive measures to avoid being acquired by First City. Then,

------------------------
5/       (continued...)
         would be as serious an infringement of these [SEC] regulations to overstate the definiteness of the plans as to understate them." ELECTRIC SPECIALTY CO. v. INTERNATIONAL CONTROLS CORP., 409 F.2d 937, 948 (2d Cir. 1969).

on March 31, 1986, Ashland approached First City to propose a buyback of First City's stock. The Ashland board justified the proposal because both the tender offer and the buyback price were well below the company's estimated long-term value.

                  First City ultimately agreed to sell its Ashland stock to Ashland; Ashland's stock price responded by falling. Plaintiff alleged that First City "did not intend to acquire 100% of the stock of Ashland but, instead, intended to extract a greenmail payment," and that First City was therefore liable under Rule 10b-5. ID. at 1020. Judge Sweet disagreed:

                  Schedule 13D statements which disclose the possibilities the reporting person is considering, but which do not indicate a commitment to any particular course of action have been upheld as proper disclosures against allegations of allegedly undisclosed "greenmail" intentions." [Citing CHOCK FULL O'NUTS CORP. 548 F. Supp. at 218.]

                  The possibility that First City might sell its shares at a profit to Ashland or a third party was an "obvious conclusion," an "implicit assumption," and a "self-evident" fact that need not have been stated. (Citations omitted.) To date there is no 13D requirement that First City would have to disclose a potential outcome, in pejorative terms, such as "greenmail."

                  First City complied with the disclosure requirements of Schedule 13D as a matter of law in the following respects: First City stated that it had acquired 9.2% of Ashland shares, which was true; it stated that it intended to propose an acquisition of Ashland at $60 per share, as in fact it did in Samuel Belzberg's letter to Hall; it stated that First City might increase or decrease its holdings; and it stated that it might dispose of its shares entirely at any time. As a matter of law, First City made no misrepresentation or material omission with respect to these issues and thus to the extent that Lou's contentions are based on these facts evidencing a "greenmail" motive, First City's motion for summary judgment is granted.

ID. at 1020-21 (citations omitted). Judge Sweet concluded by noting that "[a]llegations of a greenmail motive . . . as a matter of law . . . [are] not a 10(b) violation." ID. at 1022.

                  The Second Circuit also has rejected similar claims. In STERN
v. LEUCADIA NATIONAL CORP., 844 F.2d 997 (2d Cir.), CERT. DENIED, 488 U.S. 852
(1988), the plaintiff asserted that a 13D filer which announced that it was planning to acquire the issuer had actually intended to inflate the market for the issuer's shares and then "extract greenmail." ID. at 1002. Judge Goettel of the Southern District dismissed the complaint. ID. at 999. The Second Circuit affirmed, holding that plaintiff's complaint could not even survive a Rule 9(b) challenge:

                  [W]e have no difficulty agreeing with the court below that Stern's amended complaint does not pass muster under Rule 9(b). It contains little by way of embellishment of the bald allegation that "Leucadia never had any intention of merging or otherwise acquiring GATX, never had any intention of merging or otherwise acquiring GATX at a price equivalent to $40 per share, [and] never had any intention of utilizing the requested extension to seek additional financing." . . . Nor does it suffice to assert conclusory suspicions as to defendants' motives.

                  As the district court pointed out, furthermore, many of Stern's allegations undercut his claim of fraud. For example, (1) THE LEUCADIA GROUP'S SCHEDULE 13D STATEMENTS WERE ALL CONDITIONAL; (2) tHE EARLIER FILINGS INDICATED THAT LEUCADIA MIGHT DISPOSE OF ITS STOCK INSTEAD OF ATTEMPTING TO GAIN CONTROL OF GATX;
                  (3) later filings noted that Leucadia National cash merger proposal depended upon, INTER ALIA, arrangement of financing and acquisition of shareholder approval; and (4) Leucadia National agreed to pay Merrill Lynch a substantial fee if it sold more than 51% of its holdings in GATX. ID. at 1003 (emphasis added).

ID. at 1004 (emphasis added).

                  As in LEUCADIA, the Edgecliff Defendants' 13D filings were conditional and stated that they might dispose of their holdings. Moreover, the Edgecliff Defendants have disclosed in their definitive proxy materials that they are willing to support a sale of Lodgian to the highest bidder -- which specifically contemplates the sale of their Lodgian holdings. Further, the proxy contest in which they are now embarked was explicitly listed as a possible course of action in the defendants' original 13D filing made months ago, and updated regularly. No more than this was required.

         C. THE AUGUST 1, 2000 CONVERSATION WAS NOT A DISCLOSABLE EVENT BECAUSE IT WAS MERELY A PRELIMINARY DISCUSSION, AND IN ANY EVENT, THE EDGECLIFF DEFENDANTS HAVE DISCLOSED THIS COMMUNICATION
                  -----------------------------------------------------------

                  The August 1, 2000 telephone call did not need to be disclosed because it was not a reportable event. Even if it needed to be disclosed, the Edgecliff Defendants have disclosed Lodgian's allegations by amending their
Schedule 13D, rendering the claim moot.

                  FIRST, the day after Lodgian disclosed its need to sell additional properties to meet payments under its credit facility, Mr. Yung telephoned Mr. Cole and asked whether Lodgian would consider selling desirable properties to the Edgecliff Defendants, for which the Edgecliff Defendants might pay in Lodgian stock and cash. Lodgian does not allege that any prices were discussed for the properties at issue. Lodgian does not allege that any agreement, either in definitive form or in principal, was reached on this telephone call. Put plainly, the conversation went nowhere. Unlike the various specific proposals the Edgecliff Defendants made to acquire Lodgian, and promptly disclosed by amending their Schedule 13D, this telephone call, as described in the Complaint, did not warrant disclosure.

                  It is settled law that a 13D filer is under no obligation to make a public statement about preliminary discussions and negotiations. SEE TODD SHIPYARDS CORP. v. MADISON FUND, INC., 547 F. Supp. 1383, 1389 (S.D.N.Y. 1982) ("preliminary discussions and negotiations" are not "firm fixed plans of the type that must be disclosed"); JEWELCOR, INC. v. PEARLMAN, 397 F. Supp. 221, 234-35 (S.D.N.Y. 1975) (granting summary judgment dismissing claim that filer failed to disclose merger discussions "since nowhere is it required in Schedule 13D that a purchaser of securities report on any merger discussions," especially where filer already reported its "interest in a merger"). To jump the gun and prematurely disclose the possibility of an unlikely transaction ITSELF could be a manipulation of the financial markets. SEE ELECTRIC SPECIALTY CO. v. INTERNATIONAL CONTROLS CORP., 409 F.2d 937, 948 (2d Cir. 1969) ("It would be as serious an infringement of these [SEC] regulations to overstate the definiteness of the plans as to understate them.").

                  SECOND, the Supreme Court has emphatically stated that no injunctive relief is proper without a clear demonstration that, in the absence of such relief, there will be irreparable injury. O'SHEA v. LITTLETON, 414 U.S. 488, 502 (1974). SEE ALSO RONDEAU v. MOSINEE PAPER CORP., 422 U.S. 49 (1975); HIBERNIA SAV. BANK v. BALLARINO, 891 F.2d 370 (1st Cir. 1989); Fed. Sec. L. Rep.
(CCH)P. 94,807 at 94,335 (1st Cir. Dec. 11, 1989). It has long been established that such irreparable harm in cases of alleged Section 13(d) violations can be found only when the purpose of the Williams Act has not been fulfilled -- namely, there has not been disclosure of relevant facts to investors. RONDEAU, 422 U.S. at 58; PIPER v. CHRIS-CRAFT INDUS., INC., 430 U.S. 1 (1977); GEARHART INDUS., INC. v. SMITH INT'L INC., 741 F.2d 707 (5th Cir. 1984).

                  Lodgian can demonstrate no cognizable threat of irreparable injury here. The Edgecliff Defendants disclosed the complaint in this action by attaching it as an exhibit to their August 22 amendment of their Schedule 13D. Courts have regularly denied injunctive relief where a section 13(d) filing disclosed litigation challenging earlier filings. SEE SEA CONTAINERS LTD. v. STEAN AB, 890 F.2d 1205, 1208 (D.C. Cir. 1989) ("even if it is proved ultimately to be correct in maintaining that appellees' Schedule 13D is false and misleading, the annexation of [the] complaint would appear to offset most if not all possible adverse consequences of the misrepresentation"); AVNET, INC. v. SCOPE INDUS., 499 F. Supp. at 1121 (holding that whether a Schedule 13D was misleading was irrelevant, because the defendant subsequently filed an amendment to the Schedule 13D disclosing the plaintiff's claim); SEE ALSO CONDEC CORP. v. FARLEY, 573 F. Supp. 1382 (S.D.N.Y. 1983).

                  Not only is there no threat of irreparable injury warranting injunctive relief, but granting such relief could CREATE such injury and conflict with the purpose of section 13(d). As the Supreme Court explained in RONDEAU, section 13(d) is meant to be neutral, not to favor management. Lodgian, however, makes the unprecedented request that this Court order defendants to divest themselves of their entire Lodgian investment -- despite the fact that defendants have fully disclosed all relevant facts to investors. Plainly, Lodgian is improperly and unfairly attempting to insulate its management from challenge. Courts have often rejected such remedies on that basis. SEE, E.G., HUBCO, INC. v. RAPPAPORT, 628 F. Supp. 345 (D.N.J. 1985) ("it is difficult to imagine circumstances in which the extreme remedies of rescission or sterilization of shares would be equitably warranted"); CHROMALLOY AMERICAN CORP. v. SUN CHEMICAL CORP., 611 F.2d 240 (8th Cir. 1979); MANAGEMENT ASSISTANCE, INC.

v. EDELMAN, 584 F. Supp. 1021 (S.D.N.Y. 1984); CONDEC CORP., 573 F. Supp. at 1387. As stated in CONDEC CORP.:

                  [E]njoining share purchases, voting or "attempt[s] to exercise, directly or indirectly, any influence upon the management of Condec" . . . may insulate Condec's management from challenge for a year and jeopardize defendants' plans and investments. Recognizing that delay is often management's "most potent weapon" . . . and that the framers of the Williams Act did not intend to so arm management . . . it is our strong belief that returning this struggle from the courtroom to the marketplace and annual meeting will not irreparably harm the parties or the investing public.

ID. (citation omitted). We respectfully submit that Lodgian's management should not be permitted to rig the ballot box in such a gross fashion.

                                   CONCLUSION

                  For the foregoing reasons, the Complaint should be dismissed.


                                        Respectfully submitted,

                                        /s/  Martin Flumenbaum
                                        ---------------------------------------
                                             Martin Flumenbaum (MF-9067)
                                             Mark F. Pomerantz (MP-9156)
                                             Michael C. Keats (MK-2342)

                                        PAUL, WEISS, RIFKIND, WHARTON
                                        & GARRISON

                                        1285 Avenue of the Americas
                                        New York, New York 10019-6064
                                        (212) 373-3000

                                        Attorneys for the Edgecliff Defendants

Dated: September 7, 2000